SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of August, 2005

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                      Extraordinary General Meeting Result

The Rank Group Plc ("Rank" or the "Company") announces that the resolution to amend Rank's Articles of Association to facilitate termination of its registration with the US Securities and Exchange Commission ("SEC") was passed at today's Extraordinary General Meeting. 261,652,752 votes (representing 92.81 per cent of the votes cast and 41.88 per cent of the issued share capital) were recorded in favour of the resolution, 20,273,847 votes were recorded against and 21,019,574 votes were withheld.

Rank will not be able to terminate its SEC registration and suspend its SEC reporting and other applicable US obligations, including compliance with the Sarbanes-Oxley Act of 2002, until it is satisfied that the number of US residents holding ordinary shares of Rank ("US Holders"), whether directly or indirectly or through nominees, is less than 300. The number of such US Holders must remain below 300 at each fiscal year-end after termination of the SEC registration to avoid re-commencement of SEC reporting and other applicable US obligations. Furthermore, the number of US residents holding debt securities of Rank previously registered under the US Securities Act of 1933, as amended, must also be less than 300 for the Company to suspend its SEC reporting obligations and must remain below 300 at each fiscal year-end for this suspension to continue. Termination of the SEC registration of the ordinary shares will occur 90 days after filing a certification with the SEC that the number of US Holders is less than 300. Rank will continue to file with the SEC an annual report on Form 20-F and submit certain other reports on Form 6-K until its duty to file and submit such reports with respect to its ordinary shares and its debt securities is suspended, which occurs immediately upon the filing of the required certification.

The amendment to the Articles of Association includes a provision conferring upon Rank's Board the power to require ordinary shares which are held directly or indirectly by US Holders to be sold to non-US persons. If the Board decides to exercise the compulsory transfer power, it will do so with the objective of reducing the number of US Holders so as to allow the Company to terminate its SEC registration, suspend its SEC reporting and other applicable US obligations and prevent such obligations reviving in the future. Subject to legal, fiduciary and regulatory requirements and costs, the Board will take account of the relative size of the holdings of US Holders and apply the power first to those US Holders with the smallest holdings of ordinary shares.

On the basis of the information then available to the Company, the Directors estimate that, as at 31 May 2005, it would have been necessary to require the transfer of a maximum of 0.6 per cent of the issued ordinary shares in order to reduce the number of US Holders to below 300. The number of US holdings that would have to be sold to achieve this purpose is expected to reduce as a result of the termination of the ADR programme and the cancellation of the NASDAQ listing.

On 1 July 2005, Rank directed JP Morgan Chase Bank, N.A., the depositary for the Company's ADR programme, to terminate its ADR programme. On 11 July 2005, the Company also applied voluntarily to delist its ADSs and underlying ordinary shares from NASDAQ. It is expected that termination of the ADR programme and the NASDAQ delisting will become effective as at the close of trading on 31 August 2005. Holders of ADSs are entitled to exchange their ADSs for the corresponding number of underlying ordinary shares in the Company until 31 October 2005, failing which they will receive cash following the disposal by, or on behalf of, the depositary of their underlying ordinary shares.

Rank ordinary shares will continue to be listed on the Official List of the UK Listing Authority (the "UKLA") and to be traded on the London Stock Exchange's market for listed securities. The Company will also continue to be subject to the listing rules, the prospectus rules and the disclosure rules made by the UKLA and to the Combined Code of Corporate Governance in the UK. Moreover, Rank will continue to maintain its high standard of corporate governance.

Copies of the resolution passed at the Extraordinary General Meeting will shortly be available for inspection at the UKLA's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonade
Canary Wharf
London E14 5HS

(Tel: 020 7676 1000)

Enquiries:

The Rank Group Plc                                     Tel: 020 7535 8031
Mike Davies, Director of Investor Relations

Press Enquiries:

The Maitland Consultancy                               Tel: 020 7379 5151
Suzanne Bartch


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  05 August 2005

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary